AB* 3/7

08028518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Citation Financial Group, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 17th Floor
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Petri 212-618-0962
(Area Code- Telephone Number)

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *If individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AK 3/20

OATH OR AFFIRMATION

I, Richard J. Murphy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citation Financial Group, LP, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN MILOHA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CITATION FINANCIAL GROUP, L.P.

CONTENTS
December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partners of
Citation Financial Group, L.P.

We have audited the accompanying statement of financial condition of Citation Financial Group, L.P. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citation Financial Group, L.P as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Effective December 31, 2006, the Company's management decided to cease the operations, but continued to be a member of the Financial Industry Regulatory Authority.

McGladrey & Pullen LLP

New York, New York
February 26, 2008

CITATION FINANCIAL GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash	$52,903
Receivable from Clearing Broker	32,353
Prepaid Expenses	2,532
Total Assets	$87,788
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities - accrued expenses	$12,000
Partners' Capital	75,788
Total Liabilities and Partners' Capital	$87,788

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Citation Financial Group, L.P. (the "Company") is a partnership formed pursuant to the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company deals primarily in equity securities on behalf of institutional customers.

Effective December 31, 2006, the Company's management decided to cease the operations, but continued to be a member of FINRA. The Company plans to resume operations in 2008.

The Company records transactions in securities and commission revenue and related expenses on a trade-date basis. The Company clears its transactions through a broker-dealer on a fully disclosed basis.

Cash represents unrestricted cash held with one major financial institution.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and has not determined if the adoption of FIN 48 will have a material effect on its statement of financial condition.

2. RECEIVABLE FROM CLEARING BROKER:

Receivable from clearing broker represents cash balances on deposit with the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Company does not anticipate nonperformance by this counterparty.

3. INCOME TAXES:

As a partnership, the Company is not subject to federal and state income taxes. The Company is subject to New York City Unincorporated Business Tax.

4. REGULATORY REQUIREMENTS:

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $68,256 which exceeded the minimum requirement by $63,256.

The Company is exempt from the provisions of rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(ii) of the rule.

END